# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primo Brands Corporation, CIK 0002042694
CUSIP: 741623102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0000950170-25-021560
Filed by CIK 0002042733
Persons authorized to receive notices and communications: Fola Adamolekun, c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, New York (NY), 10111, (212) 605-6000

## Reporting persons
- ORCP III DE TopCo GP, LLC (CIK 0002042733): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
  Comment: Limited Liability Company
- Triton Water Parent Holdings, LP (CIK 0002042697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- R. Scott Spielvogel (CIK 0001400216): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- Tony W. Lee (CIK 0001988010): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- Triton Water Equity Holdings, LP (CIK 0002046046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 58,000,000; sole dispositive power 0; shared dispositive power 58,000,000; aggregate amount beneficially owned 58,000,000 (15.4% of the class)
- Triton Water Equity Holdings, GP, LLC (CIK 0002046213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 58,000,000; sole dispositive power 0; shared dispositive power 58,000,000; aggregate amount beneficially owned 58,000,000 (15.4% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Primo Brands Corporation
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Primo Brands Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

March 2025 Underwriting Agreement

On March 10, 2025, the Issuer, Triton Water Parent Holdings, LP and Morgan Stanley & Co. LLC and BofA Securities, Inc., acting as representatives for the several underwriters (the "Underwriters"), entered into an Underwriting Agreement (the "March 2025 Underwriting Agreement"), pursuant to which the Underwriters agreed to purchase from Triton Water Parent Holdings, LP, subject to and upon the terms and conditions set forth therein, 45,000,000 shares of Class A Common Stock at a price of $29.50 per share (the "March 2025 Secondary Offering"). Pursuant to the March 2025 Underwriting Agreement, Triton Water Parent Holdings, LP granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 6,750,000 shares of Class A Common Stock at $29.50 per share. On March 12, 2025, the March 2025 Secondary Offering closed and the Underwriters exercised the option to purchase an additional 6,750,000 shares of Class A Common Stock.

Pursuant to the March 2025 Underwriting Agreement, the Issuer and the Reporting Persons have agreed not to sell or otherwise dispose of any shares of Class A Common Stock held by them for a period ending 60 days after the date of the March 2025 Underwriting Agreement without first obtaining the written consent of the Underwriters subject to certain exceptions.

The above description of the March 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based on 376,115,732 shares of Class A Common Stock outstanding following the consummation of the March 2025 Secondary Offering.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Triton Water Parent Holdings, LP is the record holder of 108,868,368 shares of Class A Common Stock and Triton Water Equity Holdings, LP is the record holder of 58,000,000 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by Triton Water Parent Holdings, LP and Triton Water Equity Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by Triton Water Equity Holdings, LP. ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, R. Scott Spielvogel and Tony W. Lee may also be deemed to share beneficial ownership of the securities held of record by Triton Water Parent Holdings, LP.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock since Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the March 2025 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6: Underwriting Agreement, dated as of March 10, 2025, by and among the Issuer, Triton Water Parent Holdings, LP and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on March 12, 2025).

## Signatures
- ORCP III DE TopCo GP, LLC: /s/ Tony W. Lee, Tony Lee, Managing Member (03/12/2025)
- Triton Water Parent Holdings, LP: /s/ Tony W. Lee, Tony W. Lee, Authorized Person (03/12/2025)
- R. Scott Spielvogel: /s/ R. Scott Spielvogel, R. Scott Spielvogel (03/12/2025)
- Tony W. Lee: /s/ Tony W. Lee, Tony W. Lee (03/12/2025)
- Triton Water Equity Holdings, LP: By: Triton Water Equity Holdings GP, LLC, its general partner, By: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (03/12/2025)
- Triton Water Equity Holdings, GP, LLC: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (03/12/2025)